UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File No. 1-8968

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANADARKO EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANADARKO PETROLEUM CORPORATION

1201 Lake Robbins Drive

The Woodlands, Texas 77380-1046

ANADARKO EMPLOYEE SAVINGS PLAN INDEX

*All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Administrative and Investment Committee

Anadarko Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Anadarko Employee Savings Plan (the Plan), as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Anadarko Employee Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas

June 21, 2012

ANADARKO EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
thousands	2011	2010
ASSETS
Investments, at fair value (Note 5)
Anadarko Petroleum Corporation common stock	$312,400	$315,241
Mutual funds	643,265	634,212
Common/collective trust fund	249,141	229,006
Money market investments	6,957	165

	1,211,763	1,178,624
Receivables
Notes receivable from participants	12,740	11,135
Receivable for securities sold	21	7,066
Participant contributions	95	74
Employer contributions	48	45
Other receivables	123	4,018

	13,027	22,338

Total assets	$1,224,790	$1,200,962

LIABILITIES
Due to broker for securities purchased	$1,333	$2,730
Excess contributions payable	1,132	406

Total liabilities	$2,465	$3,136

Net assets reflecting investments at fair value	1,222,325	1,197,826

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,053)	(2,261)

Net Assets Available For Benefits	$1,216,272	$1,195,565

See accompanying Notes to Financial Statements.

ANADARKO EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2011

thousands
Additions to Net Assets Attributed to:
Investment Income (Loss)
Net depreciation in fair value of investments	$(14,224)
Dividends	19,631
Interest	4,056

Total net investment income	9,463

Contributions
Employer	35,297
Participant	56,038
Participant rollover	4,408

Total contributions	95,743

Interest income on notes receivable from participants	550

Total additions	105,756

Deductions from Net Assets Attributed to:
Benefits paid to participants	83,189
Plan expenses	669
Corrective distributions	1,191

Total deductions	85,049

Net Increase in Net Assets Available for Benefits During the Year	20,707

Net Assets Available for Benefits at Beginning of Year	1,195,565

Net Assets Available for Benefits at End of Year	$1,216,272

See accompanying Notes to Financial Statements.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

1.   Description of the Plan

General The Anadarko Employee Savings Plan (the Plan) is sponsored by Anadarko Petroleum Corporation (the Company or Employer) and was last amended on June 18, 2012. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The administrator and named fiduciary of the Plan is the Anadarko Petroleum Corporation Administrative and Investment Committee. Plan assets are held by Fidelity Management Trust Company (Fidelity or Trustee). The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

The purpose of the Plan is to assist employees in accumulating retirement savings and the Company in retaining its employees. The Plan has been adopted exclusively to provide benefits for employees eligible to participate in the Plan (participants) and their beneficiaries. The assets of the trust fund (Trust) established pursuant to the Plan to hold participant contributions, Employer contributions, and earnings thereon may only be used to provide such employee benefits and fund reasonable expenses of administering the Plan.

The Plan is a defined-contribution plan that is qualified under Section 401 of the Internal Revenue Code of 1986, as amended (Code), as more fully discussed in Note 8—Tax Status. All regular employees of the Company included on its U.S. payroll records are eligible to participate in the Plan upon employment.

Contributions and Vesting Contributions may be made to the Plan by participants, if they elect to do so, and by the Company. Participants can choose to opt out of the Plan, elect a contribution amount other than the automatic election percentage, or elect other investment options. Newly eligible participants who do not affirmatively elect to opt out or designate an election percentage are automatically enrolled into the Plan with a before-tax contribution amount of 3%. Effective July 1, 2011, the automatic election was increased to 6%. These contributions are invested in age-appropriate Fidelity Freedom Funds, unless otherwise directed by the participant.

Participants may also make rollover contributions from other qualified benefit plans. Employer contributions may include matching contributions (to match a portion of the participants’ elective contributions), Personal Wealth Account (PWA) contributions, and profit-sharing contributions. All contributions are subject to certain limitations as set forth in the Code. Such limitations may apply differently to certain participants. For example, maximum-permitted contribution amounts may be higher for participants who are 50 years of age or older by calendar year end.

Participant Elective and Employer Matching Contributions The Plan allows participant contributions of up to 30% of compensation, which includes base salary or wages, as well as overtime and certain incentive bonuses. Participants may contribute on a pre-tax, after-tax and/or Roth 401(k) basis. Participants age 50 or older by the end of the calendar year may be eligible to make additional catch-up contributions on a pre-tax and/or Roth 401(k) basis. The Company matches 100% of participant-elective contributions up to 6% of participant compensation. Active participants in the Plan vest immediately in their own contributions and Company matching contributions. Participants that terminated employment prior to October 12, 2006, are subject to a vesting schedule in effect at that date for Company matching contributions.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

1.   Description of the Plan (Continued)

Other Employer Contributions The Company has made PWA contributions to eligible participants’ accounts since January 1, 2008, the date the PWA feature was established. Generally, employees eligible to receive PWA contributions are those employees not eligible to participate in the final-average pay benefit program under the qualified defined-benefit plans sponsored by the Company and its subsidiaries. Effective January 1, 2012, participants who were eligible for the final-average pay benefit program under the qualified defined-benefit plans that elected to become a Retirement Choice Participant under the qualified defined-benefit plans are entitled to receive PWA contributions beginning with the first payroll period after January 1, 2012. The receipt of PWA contributions is not dependent on participant-elective contributions. PWA contributions equal 4% of eligible compensation paid during each payroll period. Participants fully vest in Employer PWA contributions and earnings thereon upon achieving three years of active service.

In addition to matching elective contributions made by participants, the Company may elect to make a profit-sharing contribution to the Plan. Participants become vested in Employer profit-sharing contributions and earnings thereon ratably, upon each anniversary of active service, at the rate of one-third annually. No such contribution was made by the Company for 2011.

Benefits Paid to Participants Benefit distributions, limited to vested account balances, are made in lump-sum payments subsequent to termination of employment and as directed by the participant. While employed, a participant may make withdrawals from his or her Employer or employee contribution accounts, as allowed under Internal Revenue Service (IRS) regulations, subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic payout of account balances less than one thousand dollars upon termination of employment.

Forfeitures Participants terminating employment prior to becoming 100% vested forfeit any non-vested contributions and earnings thereon. Non-vested contributions include PWA and Employer profit-sharing contributions, as well as Employer matching contributions that are subject to the vesting schedules in effect at October 12, 2006. Forfeitures may be used to restore participant account balances required to be reinstated during the Plan year if a participant resumes employment with the Company and other relevant conditions are satisfied, to pay administrative expenses of the Plan, or to reduce Employer contributions. The forfeiture account balance at December 31, 2011 and 2010, was four thousand dollars and zero dollars, respectively. During 2011, forfeitures of $0.2 million were used to satisfy a portion of Employer contribution requirements.

Plan Termination Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will immediately become 100% vested in their accounts.

Participant Accounts All employee and Employer contributions are allocated to participants’ accounts and are invested in accordance with participants’ investment elections. Participants, or their appointed delegates, may designate the manner in which all employee and Employer contributions are invested in accordance with Section 404(c) of ERISA. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

In addition to the Anadarko Petroleum Corporation common stock fund (Stock Fund), the Plan currently offers participants a common/collective trust fund and a variety of mutual funds as investment options. Invested funds of participants, including Employer contributions and accumulated earnings thereon, may be transferred between investment options at the election of the participant, subject to certain mutual fund restrictions and fees, such as short-term trading fees.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

1.   Description of the Plan (Continued)

The Company has engaged an independent third-party investment advisor (Participant Investment Advisor) to offer online investment advice and full investment management services. Participants electing full investment management authorize the Participant Investment Advisor to monitor their accounts and transact on their behalf. Fees for the full management service are charged only to the accounts of participants using the service.

Stock Fund The Stock Fund is a unitized fund, measured in units rather than shares, which holds Anadarko Petroleum Corporation common stock (Company Stock), as well as cash and cash equivalents. In the event that trading transactions on any given day exceed the cash position of the Stock Fund, the Trust has arranged to utilize a line of credit to access additional liquidity. At December 31, 2011 and 2010, there were no outstanding borrowings under this line of credit.

Notes Receivable from Participants Upon loan origination, the amount of a participant’s loan may not be greater than the lesser of (a) 50% of the participant’s vested account balance, or (b) $50,000 less the highest outstanding loan balance for the previous 12-month period. Currently permitted loan terms range from 6 months to a maximum term of 5 years. Outstanding loans with a remaining term exceeding 5 years relate to principal-residence loans that were permitted by provisions of a qualified plan that was previously merged with and into the Plan. Loans are secured by the balance in the participant’s account and bear interest at a fixed rate for the life of the loan, calculated as the prime interest rate plus 1% as reported by Reuters on the first business day of the quarter preceding the date the loan was processed. At December 31, 2011, interest rates for outstanding loans ranged from 4.25% to 9.50%. Principal and interest payments are funded through payroll deductions.

2.  Summary of Significant Accounting Policies

Basis of Presentation The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates In preparing financial statements in accordance with accounting principles generally accepted in the United States, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amount of changes in the assets and liabilities during the period. Changes in facts and circumstances or additional information may result in revised estimates and actual results may differ from these estimates, including estimates of the fair value of the Plan’s investments, which may differ depending on the valuation method applied.

Payment of Distributions Distributions to participants are recorded when paid.

Expenses Plan expenses may include Plan-level administrative expenses and individual participant expenses. The Plan’s administrative expenses are costs of the general administration of the Plan and may be paid by either the Plan or the Company. In 2011, the Company elected to pay the Plan’s administrative expenses on the Plan’s behalf without reimbursement, and presently intends to continue to do so, although the Company may, at its discretion, discontinue this practice.

The individual participant expenses are specific to participant-directed transactions, such as engaging the Participant Investment Advisor to provide full investment management services as described in Note 1—Description of the Plan, as well as loan initiation and maintenance fees, and processing fees for certain withdrawals or exchanges. These fees are deducted from the requesting participant’s account, and totaled $0.7 million for 2011.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

2.   Summary of Significant Accounting Policies (Continued)

Issued Accounting Standards Not Yet Adopted In May 2011, the Financial Accounting Standards Board issued authoritative guidance that amends the existing requirements for fair-value measurement and disclosure. The guidance expands disclosure requirements for fair-value measurements derived from Level 3 inputs, and also requires disclosure of the input levels for items that are not measured at fair value in the statement of net assets available for benefits. It also clarifies and expands existing requirements for measurement of the fair value of financial assets and liabilities as well as instruments classified in shareholder’s equity. The guidance is effective for fiscal years beginning after December 15, 2011. The Company is currently evaluating the impact of the adoption of this guidance on the Plan financial statements and note disclosures.

Notes Receivable from Participants Notes receivable from participants are measured at the unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Income Recognition and Valuation of Investments Securities transactions are recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest income is recognized on an accrual basis.

Except as indicated below, securities held by the Plan are valued at fair value, and any increases or decreases in the value of securities held, as well as other investment earnings, are allocated to the participants’ accounts. See Note 5—Fair Value for discussion of fair-value measurements.

The Fidelity Managed Income Portfolio II (MIP) is a stable-value investment that maintains (but does not guarantee) a stable net asset value while providing current income at a variable rate of interest. Plan participants acquire investment units in the MIP, typically at $1.00 per unit, with each unit representing an undivided interest in the underlying assets of the MIP. The MIP is a common/collective trust fund that invests primarily in fixed-income securities and cash equivalents and enters into guaranteed investment contracts (GICs). A GIC is an investment contract that provides for the payment of a specified rate of interest and for the repayment of principal when the contract matures.

The MIP trust meets the requirements of a fully benefit-responsive investment, which means that it is designed to pay participant-initiated transactions at contract value. Contract value is equal to the sum of the participant’s principal (at $1.00 per unit) plus accrued interest. The Plan’s investment in the MIP units may have a fair value higher or lower than the contract value of the MIP, and is estimated by reference to the aggregate fair value of the investment portfolio and the GIC contracts held by the MIP. The fair value of these investments is reported on the Statements of Net Assets Available for Benefits, as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

The Plan’s continuing ability to transact with the MIP at contract value may be restricted or limited upon occurrence of certain fund-level or Plan-level conditions or events, or with respect to transactions not initiated by the Plan participants. For example, the Company may decide to terminate the Plan’s offering of the MIP as a Plan investment option and fully withdraw all invested balances from the MIP. The Plan does not currently consider the occurrence of any such conditions or events to be probable.

Excess Contributions Payable Amounts payable to participants for contributions in excess of amounts permitted by the IRS are recorded as a liability on the Statements of Net Assets Available for Benefits at year end and as a deduction from net assets on the Statement of Changes in Net Assets Available for Benefits for the reporting period. The Plan distributed excess contributions payable at December 31, 2011 to the applicable participants prior to March 15, 2012.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

3. Investments

Investments at December 31, 2011 and 2010, that represent 5% or more of the Plan’s net assets available for benefits are as follows:

thousands	2011	2010
Anadarko Petroleum Corporation common stock	$312,400	$315,241
Fidelity Managed Income Portfolio II Class 3 (1)	249,141	229,006
PIMCO Total Return Institutional Class	120,920	107,560
Spartan 500 Index Fund - Institutional Class	69,902	—
American Funds EuroPacific Growth Fund Class R6	63,814	—
American Funds EuroPacific Growth Fund Class R5	—	70,761
Fidelity Spartan 500 Index Investor Class	—	66,927

(1)	Contract value of $243,088 and $226,745 at December 31, 2011 and 2010, respectively.

Company Stock represents approximately 26% of net assets available for benefits of the Plan at December 31, 2011 and 2010.

During the year ended December 31, 2011, changes in net assets attributable to appreciation (depreciation) in fair value of the Plan’s investments in common stock and mutual funds are as follows:

000000000
thousands
Net appreciation of Anadarko Petroleum Corporation common stock	$18,695
Net depreciation in fair value of mutual funds	(32,919)

Net depreciation in fair value of investments in common stock and mutual funds	$(14,224)

4. Risks and Uncertainties

Investment options offered by the Plan may include investments in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The Plan, at the direction of the participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest-rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available of Benefits. Net assets available for benefits are particularly sensitive to changes in value of investments that represent a relatively high proportion of total investments, such as Company Stock. As of June 15, 2012, the per-share value of the Company’s stock declined approximately 14% since December 31, 2011.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

5. Fair Value

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in determining fair value are characterized according to a hierarchy that prioritizes inputs based upon the degree to which they are observable. The three input levels of the fair-value hierarchy are as follows:

Level 1—Inputs represent unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (for example, quoted market prices for similar assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs).

Level 3—Inputs that are not observable from objective sources, such as the Company’s internally-developed assumptions about market-participant assumptions used in pricing an asset or liability.

The fair-value measurement of an asset or liability is categorized within the fair-value hierarchy based on the lowest level of any input that is significant to the fair-value measurement. The valuation techniques used are required to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common Stock—Valued using quoted market prices for the identical security in an active market.

Common Collective Trust Fund—Valued using the net asset value (NAV) of the fund, which is based on the fair value of the underlying assets, some of which are traded in active markets and have quoted market prices, while others may be valued by reference to securities with similar characteristics that are traded in active markets, or by using a discounted flow model. The MIP units themselves are not traded in active markets at their estimated fair values, but rather current transactions are executed at contract value, as discussed in Note 2—Summary of Significant Accounting Policies.

Mutual Funds—Valued using quoted market prices, which represent the NAV of the shares held in such funds. Each of these funds is an open-ended mutual fund and is valued using a market approach. Fair value is based on a daily NAV that can be validated with a sufficient level of observable activity (e.g., purchases and sales at NAV between fund investors and the fund).

Money Market Fund—Valued using the NAV of the fund shares.

Valuation methods employed for purposes of estimating the fair value of the Plan’s assets are appropriate and consistent with valuation techniques used by market participants. The use of different valuation methodologies or assumptions to estimate the fair value of the Plan’s investments at the reporting date would likely result in a fair-value estimate of the Plan’s investments that differs from the reporting-date fair-value estimate presented herein.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

5.  Fair Value (Continued)

The fair value of the Plan’s investments by asset class and input level within the fair-value hierarchy are as follows:

thousands
December 31, 2011	Level 1	Level 2	Level 3	Total
Equity Securities
Common Stock
Anadarko Petroleum Corporation common stock	$312,400	$—	$—	$312,400
Common/Collective Trust Funds
Stable Value Fund(1)	—	249,141	—	249,141
Mutual Funds
U.S. Large-Cap Equity Funds	216,745	—	—	216,745
Fixed-Income Funds	120,920	—	—	120,920
Blended Funds	107,842	—	—	107,842
International Equity Funds	88,069	—	—	88,069
U.S. Mid-Cap Equity Funds	76,530	—	—	76,530
U.S. Small-Cap Equity Funds	32,184	—	—	32,184
U.S. Government	975	—	—	975
Money Market Fund	6,957	—	—	6,957

Total	$962,622	$249,141	$—	$1,211,763

December 31, 2010	Level 1	Level 2	Level 3	Total
Equity Securities
Common Stock
Anadarko Petroleum Corporation common stock	$315,241	$—	$—	$315,241
Common/Collective Trust Funds
Stable Value Fund(1)	—	229,006	—	229,006
Mutual Funds
U.S. Large-Cap Equity Funds	209,098	—	—	209,098
Fixed-Income Funds	107,560	—	—	107,560
Blended Funds	101,603	—	—	101,603
International Equity Funds	102,000	—	—	102,000
U.S. Mid-Cap Equity Funds	65,421	—	—	65,421
U.S. Small-Cap Equity Funds	48,530	—	—	48,530
Money Market Fund	165	—	—	165

Total	$949,618	$229,006	$—	$1,178,624

(1)

This fund is designed with the view of capital preservation and income generation, as described in Note 2—Summary of Significant Accounting Policies. Participant-directed redemptions are executed at contract value rather than fair value and have no restrictions; however, the Plan is required to provide a one-year redemption notice to the fund issuer to exit the fund.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

6.  Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company Stock allocated to their accounts and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant.

7.  Party-In-Interest Transactions

Certain Plan investments are in mutual funds, a money market fund and a common/collective trust fund managed by Fidelity. Because the Plan pays certain fees to Fidelity, and Fidelity is the Trustee of the Plan, these transactions qualify as party-in-interest transactions. Additionally, since the Company is the Plan sponsor, the Company’s payment of certain administrative expenses on behalf of the Plan and the Plan’s investment in Company Stock constitute party-in-interest transactions. In each case, these are exempt party-in-interest transactions under ERISA.

8.  Tax Status

The Company received a favorable determination letter dated April 14, 2003, from the IRS stating that (a) the Plan and amendments to the Plan executed in February 2002 and December 2000 satisfy the requirements of Section 401(a) of the Code, thereby exempting the Trust from federal income tax under Section 501(a) of the Code, and (b) the provisions of the Plan regarding tax-deferred contributions constitute a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. The Plan had adopted amendments subsequent to those covered by the determination letter. On January 30, 2009, the Company submitted the Plan, as amended, to the IRS for a determination letter in accordance with Revenue Procedure 2007-44. This determination letter has not been received as of June 21, 2012. The Company and the Plan’s Administrative and Investment Committee believe that the Plan, as designed and operated, is in compliance with the applicable provisions of the Code.

During 2009, the Company identified an operational error whereby Employer matching contributions were inaccurately sourced, which resulted in certain participants receiving ineligible distributions beginning in 2007. On behalf of the Plan, the Company requested the IRS issue a compliance statement for the Plan under the Voluntary Correction Program with Service Approval component of the Employee Plans Compliance Resolution System, as described in Revenue Procedure 2008-50. This compliance statement was received from the IRS on January 18, 2011.

Certain ineligible distributions continued into 2011 until correction methods approved by the compliance statement were approved and implemented. Receivables for recoveries of ineligible distributions totaling $0.1 million and $4 million are reported as other receivables in the Statements of Net Assets Available for Benefits at December 31, 2011 and 2010, respectively. During 2011, the Plan recovered $0.9 million from certain affected participants, which was applied to their individual participant accounts. The Plan recovered $2.8 million from Company contributions, which was applied to the forfeiture account and was subsequently used to satisfy a portion of Employer matching contribution requirements. In addition, the estimated receivable was adjusted downward by $0.2 million. The remaining $0.1 million balance as of December 31, 2011 was recovered by affected participants during 2012. The Company has completed the requirements of the compliance statement.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2005.

ANADARKO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

9.  Reconciliation of Financial Statements to Form 5500

Fully benefit-responsive investment contracts are reported on the Form 5500 at fair value, different from the accompanying financial statements which are reported at contract value.

The following is a reconciliation of net assets available for benefits per the financial statements to those included in the Form 5500:

	December 31,
thousands	2011	2010
Net assets available for benefits per the financial statements	$1,216,272	$1,195,565
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,053	2,261

Net assets available for benefits per the Form 5500	$1,222,325	$1,197,826

The following is a reconciliation of investment income for the year ended December 31, 2011, per the financial statement to that included in the Form 5500:

thousands
Total investment income per the financial statements	$9,463
Add: interest income on notes receivable from participants	550
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Less: December 31, 2010	(2,261)
Add: December 31, 2011	6,053

Total investment income per the Form 5500	$13,805

ANADARKO EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

thousands		Current
Identity of Issue / Description		Value
Mutual Funds
	PIMCO Total Return Institutional Class (PTTRX)	$120,920
*	Spartan 500 Index Fund - Institutional Class (FXSIX)	69,902
	American Funds EuroPacific Growth Fund Class R6 (RERGX)	63,814
*	Fidelity Balanced Class K (FBAKX)	46,904
	American Beacon Large Cap Value Institutional Class (AADEX)	30,268
*	Fidelity Growth Company Class K (FGCKX)	30,253
*	Fidelity Mid-Cap Stock Class K (FKMCX)	30,147
	American Funds The Growth of America Class R6 (RGAGX)	29,642
*	Fidelity Diversified International Fund Class K (FDIKX)	24,254
*	Spartan Extended Market Index Fund - Fidelity Advantage Class (FSEVX)	20,355
	Vanguard Value Index Fund Institutional Shares (VIVIX)	20,113
*	Fidelity Contrafund Class K (FCNKX)	17,301
	Wells Fargo Advantage Small Cap Value Institutional Class (WFSVX)	16,471
	Baron Growth Institutional Class (BGRIX)	13,774
*	Spartan Total Market Index Fund - Institutional Class (FSKTX)	12,404
	Perkins Mid Cap Value Fund Class I (JMVAX)	12,254
	Columbia Small Cap Core Fund Class Z (SMCEX)	8,740
	Davis NY Venture Class Y (DNVYX)	6,863
*	Fidelity Freedom K Income (FFKAX)	4,733
	Victory Small Company Opportunity Fund Class I (VSOIX)	4,037
	Hartford Small Company HLS Fund Class IA (HIASX)	2,936
	Vanguard Inflation-Protected Securities Fund Institutional Shares (VIPIX)	975
*	Fidelity Freedom K 2000 (FFKBX)	750
*	Fidelity Freedom K 2005 (FFKVX)	660
*	Fidelity Freedom K 2010 (FFKCX)	3,881
*	Fidelity Freedom K 2015 (FKVFX)	3,823
*	Fidelity Freedom K 2020 (FFKDX)	14,251
*	Fidelity Freedom K 2025 (FKTWX)	5,710
*	Fidelity Freedom K 2030 (FFKEX)	7,210
*	Fidelity Freedom K 2035 (FKTHX)	4,223
*	Fidelity Freedom K 2040 (FFKFX)	7,089
*	Fidelity Freedom K 2045 (FFKGX)	4,021
*	Fidelity Freedom K 2050 (FFKHX)	4,580
*	Fidelity Freedom K 2055 (FDENX)	7

Total Mutual Funds		643,265

Common Stock
*	Anadarko Petroleum Corporation common stock (APC)	312,400

Common/Collective Trust Fund
*	Fidelity Managed Income Portfolio II Class 3	249,141

Money Market Investment
*	Fidelity Institutional Money Market: Money Market Portfolio Class I (FMPXX)	6,957

*	Participant Loans	12,740
	(maturity dates from January 3, 2012 to March 16, 2027 and interest rates from 4.25% to 9.50%)

Total		$1,224,503

*	Party-in-interest

See accompanying Independent Auditors’ Report.

EXHIBIT INDEX

The following document is filed as part of this report:

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANADARKO EMPLOYEE SAVINGS PLAN

June 21, 2012	By:	/s/ M. CATHY DOUGLAS
M. Cathy Douglas
Vice President, Chief Accounting Officer, and Member of the Administrative and Investment Committee